                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               ADOLOR CORPORATION
           -----------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                   00724X 10 2
           -----------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
           -----------------------------------------------------------
             (Date of Event which Required Filing of this Statement)



Check the appropriate box to designate the one pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)

[ ]        Rule 13d-1(c)

[X]        Rule 13d-1(d)






/1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  00724X 10 2               13G                   Page 2 of 5 Pages
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   1   NAME OF REPORTING PERSON
       S.S. or I.R.S. Identification No. Of Above Person

       Ansbert Gadicke

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
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   3   SEC USE ONLY

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   4   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

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       NUMBER OF       5    SOLE VOTING POWER
 SHARES BENEFICIALLY        2,050,040 (1)
      OWNED BY         ---------------------------------------------------------
  REPORTING PERSON     6    SHARED VOTING POWER
        WITH                None
                       ---------------------------------------------------------
                       7    SOLE DISPOSITIVE POWER
                            2,050,040 (1)
                       ---------------------------------------------------------
                       8    SHARED DISPOSITIVE POWER
                            None
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   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,050,040 (1)

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   10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

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   11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       6.5%

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   12  TYPE OF REPORTING PERSON*
       IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 00724X 10 2               13G                      Page 3 of 5 Pages
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Item 1 (a).   Name of Issuer:

              Adolor Corporation.

Item 1(b).    Address of Issuer's Principal Executive Offices:

              371 Phoenixville Pike, Malvern, PA 19355

Item 2(a).    Name of Person Filing:

              Ansbert Gadicke

Item 2(b).    Address of Principal Business Office or, if none, Residence:

              c/o MPM Capital L.P., 111 Huntington Avenue, 31st floor, Boston, MA 02199

Item 2(c).    Citizenship:

              United States

Item 2(d).    Title of Class of Securities:

              Common Stock

Item 2(e).    CUSIP Number:

              00724X 10 2

Item 3. If This Statement Is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

   (a) o Broker or dealer registered under Section 15 of the Exchange Act,

   (b) o Bank as defined in Section 3(a)(6) of the Exchange Act,

   (c) o Insurance company as defined in Section 3(a)(19) of the Exchange Act,

   (d) o Investment company registered under Section 8 of the Investment Company Act,

   (e) o An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

   (f) o An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),

   (g) o A parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G),

   (h) o A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

   (i) o A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

   (j) o Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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CUSIP NO. 00724X 10 2                   13G                 Page 4 of 5 Pages
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Item 4.    Ownership.

           (a) Amount beneficially owned:

               2,050,040 shares of Common Stock (1)

           (b) Percent of class:

               6.5%

           (c) Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote     2,050,040 (1)
               (ii)  shared power to vote or to direct the vote   None
               (iii) sole power to dispose or to direct the
                     disposition of                               2,050,040 (1)
               (iv)  shared power to dispose or to direct the
                     disposition of                               None

Item 5.    Ownership of Five Percent or Less of a Class.

           Not applicable
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Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares to which this statement relates. No one person's interest in such shares is more than five percent of the total outstanding stock of the Issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           Not applicable

Item 8.    Identification and Classification of Members of the Group.

           Not applicable

Item 9.    Notice of Dissolution of Group.

           Not applicable

Item 10.   Certifications.

           Not applicable

(1) Includes shares held through interests in MPM Capital L.P. ("MPM Capital") and in entities directly or indirectly controlled by it. MPM Capital is a direct or indirect parent and or a control person of MPM Asset Management LLC and funds managed or advised by it and the general partners of such funds. Also includes shares held through interests in Medical Portfolio Management LLC, the general partner of MPM Capital. Among the shares included, 151,598 shares are held by MPM BioVentures II, L.P.; 1,374,598 shares are held by MPM BioVentures II-QP, L.P.; 483,944 shares are held by MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG; and 6,200 shares are held by MPM Asset Management Investors 2000 B LLC. This also includes shares held through entities advised and/or managed by MPM BioEquities Adviser LLC ("MPM BioEquities Adviser") and the general partners and control person of such entities. MPM BioEquities Adviser is controlled by MPM Capital II GP LLC and is the adviser of MPM BioEquities Master Fund L.P., the direct and indirect general partners of which are MPM BioEquities GP L.P. and MPM BioEquities GP LLC. 33,700 of the shares are held of record by MPM BioEquities Master Fund L.P. Each reporting person herein disclaims beneficial ownership of shares not directly held by such person.

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CUSIP NO. 00724X 10 2                  13G                   Page 5 of 5 Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 February 14, 2003
                                                --------------------
                                                       Date

                                                /s/ Ansbert Gadicke
                                                --------------------
                                                     Signature

                                                  Ansbert Gadicke
                                                --------------------
                                                       Name